

Mail Stop 4631

February 16, 2010

<u>Via U.S. mail and facsimile</u>

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

> **RE: Shawcore Development Corp.**
> **Form S-1/A filed February 1, 2010**
> **File No. 333-162461**

Dear Mr. Burkinshaw:

   We have reviewed your filing and have the following comments.

<u>Registration Statement Cover Page</u>

1. Please indicate that the amendment you file is "Amendment 3." You should number your amendments consecutively in the order in which filed. <u>See</u> Rule 470 of Regulation C.

<u>Risk Factors, page 5</u>

2. We note your response to comment one in our letter dated December 23, 2009. Please provide appropriate risk factor disclosure regarding the inability of shareholders to resell their shares in reliance on the Rule 144 safe harbor given your status as a shell company.

<u>If we do not obtain additional financing, our business will fail, page 5</u>

3. Your disclosure under this heading and the one immediately following is confusing and appears to conflict. Under the first heading you state that to begin and maintain operations for one year you will require a number of expenses, while under the next heading you indicate that you will only be able to continue operations for one year without additional funding. Please revise your disclosure to clarify whether you have already commenced operations and clearly explain

whether additional funding is required for you to begin or continue operations currently or only beyond one year. Further, either consolidate these two risk factor discussions or revise their headings to reflect the different risks discussed under each.

Determination of Offering Price, page 9

4. The statement under this heading that the selling shareholders will sell their shares at $0.07 per share regardless of whether your shares are quoted on the OTC Bulletin Board appears inconsistent with your disclosure on the registration statement cover page that the timing of sales to the public is dependent on your ability to procure quotation on the OTC Bulletin Board. In addition, your prospectus cover page correctly states that the selling shareholders will offer shares at a fixed price until the shares are quoted on the OTCBB, but the Plan of Distribution states that the selling shareholders will sell at a price of $0.07 per share regardless of whether your shares are quoted on the OTCBB. Please revise your disclosure or advise us accordingly.

Description of Business, page 16

Government Regulations, page 19

5. We note your response to comment seven in our letter dated December 23, 2009. As previously requested, please disclose whether government approval is necessary for the manufacture of your products, and discuss the effects of probable governmental regulations on the manufacturing portion of your business. In addition, please revise your disclosure to describe in greater detail the steps in the government approval process for you to sell and distribute your products, including your estimate of how long each step takes, and identify your status within this process. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Plan of Operation, page 21

6. Please clarify under this heading that there can be no assurance that you will obtain quotation on the OTC Bulletin Board. Further, please revise this disclosure and similar disclosure elsewhere in the prospectus that states or suggests that the company can apply for quotation on OTCBB. As indicated in our earlier comment three, the OTCBB is a quotation medium for subscribing members. It is not a listing service for issuers.

Part II – Information Not Required in the Prospectus, page II-1

The Undersigned Registrant Hereby Undertakes, page II-4

7. We note your response to comment 11 in our letter dated December 23, 2009. The undertaking set forth in paragraph number two indicates that each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered "herein." Given that this undertaking refers to securities offered in a post-effective amendment rather than your pre-effective registration statement, the undertaking should not refer to securities offered "herein" but rather to securities offered "therein." Therefore, please revise accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)